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                 CARLYLE REAL ESTATE LIMITED PARTNERSHIP--VII
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                (312) 440-4800

                                                                August 11, 1998

Dear Interestholders:

  A group that includes affiliates of MacKenzie Patterson, Inc. has commenced a tender offer (the "Offer") to acquire all of the outstanding limited partnership interests (the "Interests") in Carlyle Real Estate Limited Partnership--VII (the "Partnership") at a purchase price of $30 per Interest.

  The Board of Directors of JMB Realty Corporation ("JMB"), the Corporate General Partner of the Partnership, has formed a special committee (the "Special Committee") consisting of certain Directors of JMB to consider and respond to offers for Interests that may be received, including the Offer. THE SPECIAL COMMITTEE HAS DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS. ACCORDINGLY, THE PARTNERSHIP RECOMMENDS THAT INTERESTHOLDERS REJECT THE OFFER AND NOT TENDER THEIR INTERESTS.

  The Special Committee recommends that you consider the following, together with the information in the Partnership's Schedule 14D-9 accompanying this letter, in connection with the Offer:

  . On April 8, 1998, the Partnership sold its sole remaining real property interest. The Partnership expects to make a final liquidating distribution of between $40 and $80 per Interest, based upon its estimate of the likely expense of winding down the Partnership's affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest). IF YOU SELL YOUR INTERESTS PURSUANT TO THE OFFER YOU WILL NOT RECEIVE THE BENEFIT OF THIS DISTRIBUTION.

  . The Offer price of $30 per Interest is between approximately 38% and 75% of the high and low ends of the range of the amount that the Partnership expects to distribute in December 1998.

  . In a letter to Interestholders soliciting their Interests, the Purchasers emphasize that there are no guarantees as to the timing or amount of the anticipated final liquidating distribution to Interestholders. Although the Partnership cannot guarantee that it will wind up its affairs and terminate in 1998, the Partnership currently knows of no reason why it will not be able to terminate in 1998. In such event, 1998 would be the last year for which Interestholders would receive Form K-1's from the Partnership for their tax reporting. Similarly, while the Partnership cannot guarantee the amount of a final liquidating distribution to Interestholders, taking into account all reasonable costs and expenses of winding up the Partnership and even assuming that the Partnership incurs some liability for breach of its representations, warranties and covenants made in connection with the sale of its sole remaining real property interest, the Partnership currently expects to distribute to Interestholders a minimum of $40 per Interest in December 1998.

  If you have tendered your Interests pursuant to the Offer, you may wish to withdraw your Interests by complying with the requirements of Section 4 of the Offer to Purchase, as amended to date. If you wish to retain your Interests and have not already tendered them pursuant to the Offer, you need not take any action. You should consult with your personal tax advisor and financial consultant prior to accepting any offer and tendering your Interests.

  On behalf of the Special Committee.

                                          Very truly yours,
                                          Carlyle Real Estate Limited
                                           Partnership--VII

                                          By: JMB Realty Corporation
                                          Corporate General Partner
                                              LOGO
                                          By:
                                              Judd D. Malkin, Chairman